Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

May 20, 2014

VIA EDGAR AND E-MAIL

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549-6010

Re:	Heritage Insurance Holdings, LLC
Registration Statement on Form S-1
File No. 333-195409

Dear Mr. Riedler:

As discussed with Ms. Reischauer, Heritage Insurance Holdings, LLC, a Delaware limited liability company (the “Company”), is filing as correspondence marked pages showing proposed changes to be made in Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”). The proposed changes reflect the conversion of the Company from a limited liability company to a corporation (the “Conversion”), which can only be filed in final form following the Conversion. The Company respectfully advises the Staff that there will be no updates to the F-pages with respect to the Conversion. The F-pages will remain unchanged from such pages included in Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on May 13, 2014.

The Company anticipates that the Conversion will occur on the date of pricing prior to the time the Company files the Amendment and prior to the time the Registration Statement is declared effective. Because the Company does not wish to convert to a C corporation unless the offering is completed, the Company will complete the Conversion as close to signing an underwriting agreement as is practicable. As discussed with Ms. Reischauer, the Company respectfully requests that the Staff of the Securities and Exchange Commission (the “Staff”) review the filed correspondence in advance of the Company filing the Amendment. The Company appreciates the Staff’s willingness to accommodate the Company’s desire not to effect the Conversion until the anticipated date of pricing.

* * *

If you have any questions relating to any of the foregoing, please call me at (312) 558-5979.

Respectfully submitted,

/s/ Steven J. Gavin

Steven J. Gavin

Enclosures

cc: Amy Reischauer

Bruce Lucas

Karen A. Weber

As filed with the Securities and Exchange Commission on May 22, 2014

Registration No. 333-195409

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Heritage Insurance Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	6331	45-5338504
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Heritage Insurance Holdings, Inc.

2600 McCormick Drive, Suite 300

Clearwater, Florida 33759

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bruce Lucas

Chairman & Chief Executive Officer

Heritage Insurance Holdings, Inc.

2600 McCormick Drive, Suite 300

Clearwater, Florida 33759

(727) 362-7202

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Steven J. Gavin, Esq. Karen A. Weber, Esq. Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600	Edward S. Best, Esq. John P. Berkery, Esq. Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 22, 2014

PRELIMINARY PROSPECTUS

6,000,000 Shares

Heritage Insurance Holdings, Inc.

Common Stock

$         per share

This is the initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. We are selling 6,000,000 shares of our common stock. We currently expect the initial public offering price to be between $14.00 and $16.00 per share of our common stock.

We have granted the underwriters an option to purchase up to 900,000 additional shares of our common stock to cover over-allotments.

Ananke Re, Ltd. (“Ananke”), an affiliate of Nephila Capital Ltd, has agreed to purchase $10.0 million of our common stock in a separate private placement (the “Concurrent Private Placement”) concurrent with, and subject to, the closing of this offering at a price per share equal to the public offering price (but not to exceed $16.00, the highest point of the price range set forth above). Poseidon Re Ltd., another affiliate of Nephila Capital Ltd, is currently a participating reinsurer in our reinsurance program. The sale of such shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be conducted in accordance with Section 4(a)(2) of the Securities Act. The closing of this offering is not conditioned upon the closing of the Concurrent Private Placement.

Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol “HRTG.”

We are an “emerging growth company” as defined under the federal securities laws and are eligible for reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount (1)	$	$
Proceeds to Us (before expenses)	$	$

(1)	Exclusive of the placement fee payable in connection with the Concurrent Private Placement. See “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

Sole Book-Running Manager

Citigroup

Joint Lead Managers

SunTrust Robinson Humphrey	Sandler O’Neill + Partners, L.P.

Co-Managers

Dowling & Partners Securities LLC	JMP Securities	Willis Capital Markets & Advisory

                    , 2014

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus and does not contain all of the information you should consider before investing in our securities. You should read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and related notes. On May 22, 2014, we converted from a limited liability company to a corporation as discussed below in “—Reorganization Transactions.” Unless the context requires otherwise, as used in this prospectus, the terms “we,” “us,” “our,” “the Company,” “our company,” and similar references refer to Heritage Insurance Holdings, LLC, together with its subsidiaries, prior to our conversion to a corporation and Heritage Insurance Holdings, Inc. and its consolidated subsidiaries on and after such conversion. References in this prospectus to “stockholders” and “stockholders’ equity” refer to members and members’ equity, respectively, prior to our conversion to a corporation. References to “pro forma stockholders’ equity” or “after giving effect to this offering and the Concurrent Private Placement” mean after giving effect to this offering, assuming the sale of 6,000,000 shares at a public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after giving effect to the Concurrent Private Placement, assuming the sale of 666,666 shares at an offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, in each case after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Our Business

We are a property and casualty insurance holding company headquartered in Clearwater, Florida and, through our subsidiary, Heritage Property & Casualty Insurance Company (“Heritage P&C”), we provide personal residential insurance for single-family homeowners and condominium owners in Florida. We are vertically integrated and control or manage substantially all aspects of insurance underwriting, actuarial analysis, distribution and claims processing and adjusting. We are led by an experienced senior management team with an average of 26 years of insurance industry experience. We began operations in August 2012, and in December 2012 we began selectively assuming policies from Citizens Property Insurance Corporation (“Citizens”), a Florida state-supported insurer, through participation in a legislatively established “depopulation program” designed to reduce the state’s risk exposure by encouraging private companies to assume insurance policies from Citizens. We also write policies outside the Citizens depopulation program, which we refer to as voluntary policies. Heritage P&C is currently rated “A” (“Exceptional”) by Demotech, Inc. (“Demotech”), a rating agency specializing in evaluating the financial stability of insurers.

As of March 31, 2014, we had approximately 140,000 policies in force, approximately 89% of which were assumed from Citizens. For the three months ended March 31, 2014 and the year ended December 31, 2013, we had gross premiums written of $68.9 million and $218.5 million, respectively, and net income of $7.9 million and $34.2 million, respectively. At March 31, 2014, we had total assets of $286.1 million, total stockholders’ equity of $110.1 million and pro forma stockholders’ equity, after giving effect to this offering and the Concurrent Private Placement, of $224.6 million.

As of March 31, 2014, Citizens had approximately 940,000 insurance policies, of which approximately 690,000 were personal residential policies. We selectively assumed personal residential policies from Citizens in nine separate assumption transactions between December 2012 and April 2014, and a substantial portion of our revenue since our inception has come from these policies. We intend to continue assuming policies from Citizens that meet our assumption strategy and underwriting criteria.

In order to assume a policy from Citizens, we must obtain the prior approval of the insurance agent that wrote the policy. With respect to policies written by agents that are affiliated with an insurance company or agency, we must also obtain the approval of the insurance company or agency. Currently, four large national

Expand to New Geographic Markets

We intend to explore opportunities to enter other coastal states where we believe the market opportunity is most similar to Florida and where we can utilize our underwriting and claims expertise to attract and manage profitable business. We believe further increasing our geographic diversification is an important factor in reducing our potential risk of loss from any catastrophic event, reducing our per policy reinsurance costs and providing an additional area for future growth beyond our expansion in Florida.

Our Competitive Strengths

We believe that our rapid growth to date and our ability to capitalize on our future growth prospects are a result of the following competitive strengths of our business:

Experienced Management Team With a Long History in the Florida Personal Residential Insurance Market

We have a deep and experienced management team led by Bruce Lucas, Chairman and Chief Executive Officer, Richard Widdicombe, President, Stephen Rohde, Chief Financial Officer, Melvin Russell, Chief Underwriting Officer, Kent Linder, Chief Operating Officer, Ernesto Garateix, Executive Vice President, Paul Nielsen, Vice President of Claims, and Joseph Peiso, Vice President of Compliance, most of whom have been with Heritage since inception. Our management team, which averages 26 years of insurance industry experience, has extensive experience in the Florida personal residential insurance market, has built longstanding relationships with key participants in the insurance industry and is supported by a group of highly qualified individuals with industry expertise, including a Chief Actuary with more than 34 years of industry experience.

Strong, Conservative Capital Structure

As of March 31, 2014, we had stockholders’ equity of $110.1 million and pro forma stockholders’ equity, after giving effect to this offering and the Concurrent Private Placement, of $224.6 million. As of March 31, 2014, Heritage P&C had policyholder surplus, as defined by statutory accounting principles, of $67.8 million. We believe that this level of surplus places us among the best capitalized insurance companies focusing primarily on the Florida personal residential insurance market and is significantly in excess of the minimum capital levels required by FLOIR and Demotech for similarly rated in-state insurance companies. In addition, unlike many of our in-state competitors, we have relied almost exclusively upon common equity to provide our capital.

Selective Underwriting and Policy Acquisition Criteria

We believe our proprietary data analytics capabilities and underwriting processes allow us to better select the insurance policies we are willing to assume from the Citizens depopulation program, leading to strong profitability and reduced risk. In addition, we choose to minimize our exposure to or avoid certain types of coverage if we believe there is significant risk of loss, including coverage for sink-hole related losses in high-risk areas. As a result of our efforts, our gross loss ratio was 33.8% and 27.5% for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively.

Unique Claims Servicing Model and Superior Customer Service

We believe that the vertical integration of our claims adjustment and repair services provides us with a competitive advantage. Because we manage both claims adjusting and repair services, we are generally able to begin the adjustment and mitigation process much earlier than our competitors, thus reducing our loss adjustment expenses and ultimate loss payouts. We expect that, in the near future, a significant number of our repair technicians will participate in training and certification programs to become licensed claims adjusters, allowing us to capture additional efficiencies. We also believe our unique model provides a superior level of customer

•

If we are unable to maintain our financial stability rating, which is important in establishing our competitive position, the marketability of our product offerings, and our liquidity, operating results and financial condition may be materially adversely affected.

•	We do not anticipate paying any dividends on our common stock in the foreseeable future.

•

The insurance industry is highly regulated and our failure to fully comply with these regulations could have an adverse effect on our business. Changes to the statutes and rules governing the insurance industry could have an adverse effect on our business.

See “Risk Factors” beginning on page 14 of this prospectus for a more detailed discussion of these and other risks we face.

Recent Developments

On April 17, 2014, Heritage P&C entered into a catastrophe reinsurance agreement with Citrus Re Ltd., a newly-formed Bermuda special purpose insurer. The agreement provides for three years of coverage from catastrophe losses caused by certain named storms, including hurricanes, beginning on June 1, 2014. The limit of coverage of $150 million is fully collateralized by a reinsurance trust account for the benefit of Heritage P&C. Heritage P&C pays a periodic premium to Citrus Re during this three-year risk period. Citrus Re Ltd. issued $150 million of principal-at-risk variable notes due April 18, 2017 to fund the reinsurance trust account and its obligations to Heritage P&C under the reinsurance agreement. The maturity date of the notes may be extended up to two additional years to satisfy claims for catastrophic events occurring during the three-year term of the reinsurance agreement.

On April 24, 2014, Heritage P&C entered into a second catastrophe reinsurance agreement with Citrus Re Ltd. providing for $50 million of coverage on substantially similar terms as the agreement described above. Citrus Re Ltd. issued an additional $50 million of principal-at-risk variable notes due April 24, 2017 to fund its obligations under the reinsurance agreement.

We are in the process of finalizing the remainder of our 2014-2015 reinsurance program. See “Business—Reinsurance—2014-2015 Reinsurance Program.”

Reorganization Transactions

Warrant Exercise.    Certain of our current stockholders also hold warrants to purchase an aggregate of 7,716,300 shares of the Company at an exercise price of $5.88 per share. On May 22, 2014, warrants to purchase an aggregate of 7,685,700 shares were exercised (the “Warrant Exercise” and, together with the Conversion, the “Reorganization Transactions”), including warrants to purchase an aggregate of 3,873,450 shares exercised on a cashless basis. Pursuant to the cashless exercise provisions of the warrants, each warrant holder will pay the exercise price by surrendering to the Company an amount of shares having a value equal to the aggregate exercise price of the warrants being exercised. The terms of the warrants provide that the value ascribed to each share that will be surrendered to the Company as payment for the exercise price will be equal to the initial public offering price per share of our common stock in this offering. As a result, the actual number of shares that will be issued upon the Warrant Exercise is dependent upon the initial public offering price per share of our common stock in this offering. Assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, an aggregate of 6,166,700 shares will be issued in connection with the Warrant Exercise. A $1.00 increase in the assumed initial public offering price of $15.00 per share would increase the number of shares that will be issued in connection with the Warrant Exercise by 94,937 shares and a $1.00 decrease in the assumed initial public offering price would decrease the number of shares that will be issued in connection with the Warrant Exercise by 108,500 shares. Following the Warrant Exercise, we expect that there will remain outstanding warrants to purchase an aggregate of 30,600 shares at an exercise price of $5.88 per share.

Conversion.    On May 22, 2014, we converted from a Delaware limited liability company into a Delaware corporation (the “Conversion”), and all outstanding shares of the limited liability company were converted into shares of common stock of the Company on a one-for-one basis and all outstanding warrants to purchase shares of the limited liability company were converted into warrants to purchase shares of common stock of the Company on a one-for-one basis. We expect that the tax effects of the Conversion will be immaterial.

Concurrent Private Placement

Ananke, an affiliate of Nephila Capital Ltd, has agreed to purchase $10.0 million of our common stock in the Concurrent Private Placement at a price per share equal to the public offering price (but not to exceed $16.00). Poseidon Re Ltd., another affiliate of Nephila Capital Ltd, is currently a participating reinsurer in our reinsurance program. The sale of such shares will not be registered under the Securities Act and will be conducted in accordance with Section 4(a)(2) of the Securities Act. The Concurrent Private Placement is conditioned upon the closing of this offering. The closing of this offering is not conditioned upon the closing of the Concurrent Private Placement. As a condition to the Concurrent Private Placement, Ananke will be subject to a 180-day lock-up period, as described in “Shares Eligible for Future Sale—Lock-Up Agreements.”

In addition, in connection with the Concurrent Private Placement, a reinsurer affiliated with or designated by Nephila Capital Ltd will be provided with a right of first refusal to participate in our future reinsurance programs, subject to certain exceptions. The right of first refusal terminates on May 31, 2019, subject to certain conditions. See “Business—Reinsurance—2014-2015 Reinsurance Program.”

Corporate Information

Our principal executive offices are located at 2600 McCormick Drive, Suite 300, Clearwater, Florida 33759, and our telephone number is 727-362-7200. Our website is www.heritagepci.com. Information contained on our website is not incorporated by reference into this prospectus, and such information should not be considered to be part of this prospectus.

THE OFFERING

Common Stock Offered	6,000,000 shares

Common Stock Offered in the Concurrent Private Placement	666,666 shares

Common Stock to be Outstanding After This Offering and the Concurrent Private Placement	29,196,716 shares

Underwriters’ Option to Purchase Additional Shares	We have granted the underwriters the right to purchase up to 900,000 additional shares of common stock within 30 days of the date of this prospectus.

Use of Proceeds	We estimate that our net proceeds from the sale of the common stock in this offering and the Concurrent Private Placement will be approximately $92.0 million, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and offering expenses payable by us. We intend to use $55.0 million of the net proceeds from this offering and the Concurrent Private Placement to increase our statutory capital and surplus to enable us to write additional policies and $25.0 million of the net proceeds to fund collateralized reinsurance through Osprey, our reinsurance subsidiary. We intend to use the remainder of the net proceeds to fund the growth of our business and for general corporate purposes. See “Use of Proceeds.”

New York Stock Exchange Symbol	We have been approved to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “HRTG.”

Risk Factors	You should read the “Risk Factors” section of this prospectus for a discussion of facts to consider carefully before deciding to invest in shares of our common stock.

Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy.”

Directed Share Program

At our request, the underwriters have reserved up to 10% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers, employees and other parties associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sales of the directed shares. Individuals who purchase shares in the directed share program will be subject to a 180-day lock-up period, as described in “Shares Eligible for Future Sale—Lock-Up Agreements.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering and the Concurrent Private Placement:

•	gives effect to the 2,550-for-1 stock split effected on May 7, 2014;

•	gives effect to the completion of the Reorganization Transactions on May 22, 2014 as described in “—Reorganization Transactions;”

•	assumes no exercise by the underwriters of their option to purchase up to 900,000 additional shares from us;

•

excludes an aggregate of 30,600 shares of common stock issuable upon the exercise of warrants at an exercise price of $5.88 per share that will remain outstanding following the consummation of this offering; and

•

excludes an aggregate of 2,919,671 shares of our common stock reserved for issuance under the Heritage Insurance Holdings, Inc. Omnibus Incentive Plan (the “Plan”) that we intend to adopt in connection with this offering.

	Three Months Ended				Year Ended December 31, 2013	Three Months Ended March 31, 2014
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Selected Other Data
Book value per share(3)(4)	$4.51	$5.82	$6.18	$6.17	$6.17	$6.73
Growth in book value per share(4)	33.2%	29.2%	6.1%	(0.1)%	82.4%	9.0%
Return on average equity(4)	59.3%	107.8%	23.2%	3.3%	45.0%	29.9%

Selected ratios(5)
Ratios to gross premiums earned
Gross loss ratio	26.0%	28.1%	24.1%	30.7%	27.5%	33.8%
Ceded premium ratio	1.8%	22.9%	47.5%	36.6%	32.0%	30.6%
Gross expense ratio	20.2%	23.0%	12.3%	30.3%	22.0%	18.8%
Combined ratio	47.9%	73.9%	83.9%	97.6%	81.6%	83.3%
Ratios to net premiums earned
Net loss ratio	26.4%	36.4%	45.9%	48.3%	40.5%	48.7%
Net expense ratio	20.5%	29.8%	23.4%	47.8%	32.4%	27.2%
Combined ratio	47.0%	66.2%	69.3%	96.2%	72.9%	75.9%

	March 31, 2014
Consolidated Balance Sheet Data (in thousands)	Actual	Pro Forma(6)	Pro Forma As Adjusted(7)
Cash, cash equivalents and investments	$225,749	$248,054	$340,054
Total assets	$286,114	$308,419	$400,419
Unpaid losses and loss adjustment expenses	$28,456	$28,456	$28,456
Unearned premiums	$124,285	$124,285	$124,285
Total liabilities	$175,973	$175,973	$175,973
Total stockholders’ equity	$110,141	$132,566	$224,566

(1)	Retroactive reinsurance income of $26.0 million during the year ended December 31, 2013 represents premiums earned, net of losses, for the period from January 1, 2013 through May 31, 2013 from a retroactive reinsurance agreement entered into in connection with our assumption of approximately 39,000 policies from Citizens in June 2013. See Note 2 to our consolidated financial statements for the year ended December 31, 2013 included elsewhere in this prospectus.
(2)	General and administrative expenses for the year ended December 31, 2012 includes $5.5 million of stock-based compensation.
(3)	Share and per share data for the periods presented gives retroactive effect to the 2,550-for-1 stock split effected on May 7, 2014, but does not give retroactive effect to the Reorganization Transactions.
(4)	Includes the value, as of the end of each period, of the redeemable equity described in footnote 8 below. See “Selected Consolidated Financial Data.”
(5)	The ratios presented do not reflect the impact of the retroactive reinsurance income described in footnote 1 above. For a definition of each of the ratios presented, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Components of Our Results of Operations—Ratios.”
(6)	The pro forma balance sheet data gives effect to the Reorganization Transactions.
(7)	The pro forma as adjusted balance sheet data gives further effect to (i) the issuance of 6,000,000 shares of common stock in this offering and 666,666 shares of common stock in the Concurrent Private Placement (ii) our receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering and the Concurrent Private Placement at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

Following the consummation of this offering, we do not plan to pay a regular dividend on our common stock for the foreseeable future. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our financial condition, earnings and contractual obligations. Moreover, our ability to pay dividends if and when our board of directors determines to do so, may be restricted by regulatory limits on the amount of dividends Heritage P&C is permitted to pay to us. We have agreed to refrain from making distributions to our equity holders through July 31, 2015, except for such distributions as are required to offset members’ tax obligations or as may be approved by FLOIR in advance and in writing. Further, until July 31, 2017, Heritage P&C has agreed to pay only those dividends that have been approved in advance and in writing by FLOIR. Heritage P&C has not paid, and has not sought approval from FLOIR to pay, any dividends to date.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014:

•	on an actual basis;

•	on a pro forma basis to give effect to the Reorganization Transactions; and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance of 6,000,000 shares of common stock in this offering and 666,666 shares of common stock in the Concurrent Private Placement and (ii) our receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering and the Concurrent Private Placement at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds as described in “Use of Proceeds.”

This information should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes appearing elsewhere in this prospectus.

	March 31, 2014
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(dollars in thousands)
Cash and cash equivalents	$74,692	$96,997	$188,997

Stockholders’ equity:
Contributed members’ capital	$83,859	$—	$—
Preferred stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized pro forma and pro forma as adjusted, 22,530,050 shares issued and outstanding, pro forma and 29,196,716 shares issued and outstanding, pro forma as adjusted	—	2	3
Additional paid-in capital	—	106,281	198,281
Retained earnings	25,812	25,812	25,812
Accumulated other comprehensive income	470	470	470

Total members’/stockholders’ equity	110,141	132,566	224,566

Total capitalization	$110,141	$132,566	$224,566

(1)	Assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, an aggregate of 6,166,700 shares will be issued in connection with the Warrant Exercise. A $1.00 increase in the assumed initial public offering price of $15.00 per share would increase the number of shares that will be issued in connection with the Warrant Exercise by 94,937 shares and a $1.00 decrease in the assumed initial public offering price would decrease the number of shares that will be issued in connection with the Warrant Exercise by 108,500 shares. Following the Warrant Exercise, we expect that there will remain outstanding warrants to purchase an aggregate of 30,600 shares at an exercise price of $5.88 per share.

(2)	A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would result in an approximately $5.6 million increase or decrease in each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization, assuming that the number of shares offered by us set forth on the cover of this prospectus remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each 1.0 million increase or decrease in the number of shares offered by us would increase or decrease each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $14.0 million, assuming the initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

DILUTION

If you purchase our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of our common stock is substantially in excess of the pro forma book value per share of common stock attributable to the existing stockholders for the currently outstanding shares of common stock.

Our pro forma net tangible book value as of March 31, 2014 was $127.3 million, or $5.49 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets (which exclude deferred policy acquisition costs and goodwill) less total liabilities, divided by the number of shares of common stock that will be outstanding immediately prior to the completion of the offering after giving effect to the Reorganization Transactions and the sale by us of 666,666 shares in the Concurrent Private Placement, assuming an initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting commissions payable by us.

After giving effect to the sale of the 6,000,000 shares of common stock offered by us in this offering at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2014 would have been approximately $210.0 million, or $7.19 per share of common stock after giving effect to this offering. This represents an immediate increase in pro forma net tangible book value to our existing stockholders of $1.70 per share and an immediate dilution to purchasers in this offering of $7.81 per share. The following table illustrates this per share dilution to new investors purchasing shares in this offering.

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2014	$5.49
Increase per share attributable to investors in this offering	1.70

Pro forma as adjusted net tangible book value per share after giving effect to this offering		7.19

Dilution in per share to investors in this offering		$7.81

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease pro forma as adjusted net tangible book value by $5.6 million, or $0.19 per share, and would increase or decrease the dilution per share to investors in this offering by $0.19, based on the assumptions set forth above.

The following table summarizes as of March 31, 2014, on a pro forma as adjusted basis, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by existing stockholders, Ananke, the investor in the Concurrent Private Placement, and investors in this offering, based upon an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration
	Number	Percent	Amount	Percent	Average price per share
Existing stockholders	22,530,050	77.2%	$117,765,625	54.1%	$5.22
Concurrent Private Placement Investor	666,666	2.3	10,000,000	4.6	15.00
New investors	6,000,000	20.5	90,000,000	41.3	15.00

Total	29,196,716	100%	$217,765,625	100%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own approximately 74.9% and investors in this offering would own approximately 22.9% of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $7.39 per share, and the dilution per share to investors in this offering would be $7.61 per share.

Other revenue.    Other revenue represents rental income due under non-cancelable leases for space at our commercial property in Clearwater, Florida that we acquired in April 2013, and all policy and pay-plan fees. Florida law allows insurers to charge policyholders a $25 policy fee on each policy written; these fees are not subject to refund, and we recognize the income immediately when collected. We also charge pay-plan fees to policyholders that pay their premium in more than one installment and record the fees as income when collected.

Expenses

Losses and loss adjustment expenses.    Losses and loss adjustment expenses reflect losses paid, expenses paid to resolve claims, such as fees paid to adjusters, attorneys and investigators, and changes in our reserves for unpaid losses and loss adjustment expenses during the fiscal period, in each case net of losses ceded to reinsurers. Our reserves for unpaid losses and loss adjustment expenses represent the estimated ultimate cost of resolving all reported claims plus all losses we incurred related to insured events that we assume have occurred as of the reporting date, but that policyholders have not yet reported to us (which are commonly referred to as incurred but not reported, or “IBNR”). We estimate our reserves for unpaid losses using individual case-based estimates for reported claims and actuarial estimates for IBNR losses. We continually review and adjust our estimated losses as necessary based on industry development trends, our evolving claims experience and new information obtained. If our unpaid losses and loss adjustment expenses are considered deficient or redundant, we increase or decrease the liability in the period in which we identify the difference and reflect the change in our current period results of operations.

Policy acquisition costs.    Policy acquisition costs consist of the following items: (i) commissions paid to outside agents at the time of policy issuance, (ii) policy administration fees paid to a third-party administrator at the time of policy issuance, (iii) premium taxes and (iv) inspection fees. We recognize policy acquisition costs ratably over the term of the underlying policy. Until renewed, policies assumed from Citizens have no associated policy acquisition costs.

General and administrative expenses.    General and administrative expenses include compensation and related benefits, professional fees, office lease and related expenses, information system expenses, corporate insurance, and other general and administrative costs.

Provision for income taxes.    Provision for income taxes generally consists of income taxes payable by our subsidiaries that are taxed as corporations. On May 22, 2014, we converted from a limited liability company to a corporation. As a corporation, we are subject to typical corporate U.S. federal and state income tax rates which we expect to result in a statutory tax rate of approximately 37.6% under current tax law.

Ratios

Ceded premium ratio.    Our ceded premium ratio represents ceded premiums as a percentage of gross premiums earned.

Gross loss ratio.    Our gross loss ratio represents losses and loss adjustment expenses as a percentage of gross premiums earned.

Net loss ratio.    Our net loss ratio represents losses and loss adjustment expenses as a percentage of net premiums earned.

Gross expense ratio.    Our gross expense ratio represents policy acquisition costs and general and administrative expenses as a percentage of gross premiums earned.

Net expense ratio.    Our net expense ratio represents policy acquisition costs and general and administrative expenses as a percentage of net premiums earned.

Investing Activities

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Net cash used in investing activities decreased from $52.3 million for the three months ended March 31, 2013 to $14.5 million for the three months ended March 31, 2014. The decrease in net cash used in investing activities was primarily attributable to the decision to hold larger cash balances during the three months ended March 31, 2014. Also contributing to the greater investment activity during the three months ended March 31, 2013 was our deployment of the proceeds from our initial capitalization.

Year Ended December 31, 2013

For the year ended December 31, 2013, we deployed approximately $136.5 million of our liquid resources, including $125.6 million, net of sales or maturities, to acquire investment securities and other invested assets, $9.7 million to acquire the commercial property in Clearwater, Florida, $0.9 million to effect real estate improvements and $0.3 million to acquire office equipment. We expect to make capital expenditures of approximately $4.0 million relating to improvements on the Clearwater property during 2014. We will continue to position our investment funds to achieve a prudent balance between current yield, conservation of investment capital and the immediate liquidity requirements of our operation.

In addition to maintaining a $300,000 cash deposit with FLOIR to meet regulatory requirements, at December 31, 2013, we held significant cash balances reflecting the receipt of premiums associated with significant assumption and retroactive reinsurance transactions with Citizens, limited attractive investment opportunities and our seasonal liquidity objective as we neared the end of the Florida hurricane season.

Financing Activities

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

Net cash provided by financing activities decreased from $31.3 million for the three months ended March 31, 2013 to $88,000 for the three months ended March 31, 2014. Net cash provided by financing activities for the three months ended March 31, 2013 consisted of proceeds from capital raising activity occurring during such period. There was no comparable capital raising activity for the three months ended March 31, 2014.

Year Ended December 31, 2013

During the year ended December 31, 2013, we raised $33.6 million through equity issuances. We satisfied a $1.0 million note payable to a financial institution that had been in place since our formation.

Seasonality of our Business

Our insurance business is seasonal as hurricanes typically occur during the period from June 1 through November 30 each year. With our reinsurance program effective on June 1 each year, any variation in the cost of our reinsurance, whether due to changes to reinsurance rates or changes in the total insured value of our policy base, will occur and be reflected in our financial results beginning June 1 of each year, subject to certain adjustments.

Equity Issuances

Historically, we have funded our working capital requirements primarily through private issuances of our equity. The equity issuances described below resulted in an aggregate of 16,363,350 shares and 7,716,300 warrants outstanding as of March 31, 2014, reflecting total paid in capital of $83.9 million as of such date, exclusive of the effects of issuing redeemable shares. Prior to the consummation of this offering, 7,685,700 of our outstanding warrants will be exercised for 6,166,700 shares of common stock of the Company, assuming an initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus. See “Prospectus Summary—Reorganization Transactions.”

Taxation

Deferred Tax Asset and Current Tax Liability

We report a deferred tax asset arising from the portion (20%) of unearned premiums that are recognized as taxable income in advance of being earned and recognized as income for financial reporting purposes. Accordingly, our income taxes currently paid and payable also reflect this temporary difference between taxable income and earned income reported in our financial statements. The increases in our deferred tax asset from December 31, 2012 through March 31, 2014 reflect the significant unearned premiums arising from our assumption transactions and the additional resulting temporary differences due to certain amounts being taxable in advance of being recognized as earned for financial reporting purposes.

Conversion to a Corporation

On May 22, 2014, we converted from a limited liability company to a corporation. As a limited liability company, we were treated as a partnership for tax purposes, and accordingly were not subject to entity-level federal or state income taxation. Our income tax provision generally consists of income taxes payable by our separate subsidiaries that are taxed as corporations. As such, our effective tax rate as a limited liability company has historically been driven primarily by the taxable income recognized with respect to gross premiums written as described above. As a corporation, we are subject to typical corporate U.S. federal and state income tax rates which we expect to result in a statutory tax rate of approximately 37.6% under current tax law.

Off-Balance Sheet Arrangements

We obtained a $5.0 million irrevocable letter of credit from a financial institution to secure Osprey’s obligations arising from our reinsurance program. We collateralized this letter of credit facility with otherwise unencumbered real estate. The letter of credit terminates on May 31, 2014.

Quantitative and Qualitative Disclosures about Market Risk

Our investment portfolios at March 31, 2014 included fixed-maturity and equity securities, the purposes of which are not for trading or speculation. Our main objective is to maximize after-tax investment income and maintain sufficient liquidity to meet policyholder obligations while minimizing market risk which is the potential economic loss from adverse fluctuations in securities’ prices. We consider many factors including credit ratings, investment concentrations, regulatory requirements, anticipated fluctuation of interest rates, durations and market conditions in developing investment strategies. Investment securities are managed by a group of nationally recognized asset managers and are overseen by the investment committee appointed by our board of directors. Our investment portfolios are primarily exposed to interest rate risk, credit risk and equity price risk. We classify our fixed-maturity and equity securities as available-for-sale and report any unrealized gains or losses, net of deferred income taxes, as a component of other comprehensive income within our stockholders’ equity. As such, any material temporary changes in their fair value can adversely impact the carrying value of our stockholders’ equity.

Interest Rate Risk

Our fixed-maturity securities are sensitive to potential losses resulting from unfavorable changes in interest rates. We manage the risk by analyzing anticipated movement in interest rates and considering our future capital needs.

BUSINESS

Our Business

We are a property and casualty insurance holding company headquartered in Clearwater, Florida and, through our subsidiary, Heritage P&C, we provide personal residential insurance for single-family homeowners and condominium owners in Florida. We are vertically integrated and control or manage substantially all aspects of insurance underwriting, actuarial analysis, distribution and claims processing and adjusting. We are led by an experienced senior management team with an average of 26 years of insurance industry experience. We began operations in August 2012, and in December 2012 we began selectively assuming policies from Citizens, a Florida state-supported insurer, through participation in a legislatively established “depopulation program” designed to reduce the state’s risk exposure by encouraging private companies to assume insurance policies from Citizens. We also write policies outside the Citizens depopulation program, which we refer to as voluntary policies. Heritage P&C is currently rated “A” (“Exceptional”) by Demotech, a rating agency specializing in evaluating the financial stability of insurers.

As of March 31, 2014, we had approximately 140,000 policies in force, approximately 89% of which were assumed from Citizens. For the three months ended March 31, 2014 and the year ended December 31, 2013, we had gross premiums written of $68.9 million and $218.5 million, respectively, and net income of $7.9 million and $34.2 million, respectively. At March 31, 2014, we had total assets of $286.1 million, total stockholders’ equity of $110.1 million and pro forma stockholders’ equity, after giving effect to this offering and the Concurrent Private Placement, of $224.6 million.

As of March 31, 2014, Citizens had approximately 940,000 insurance policies, of which approximately 690,000 were personal residential policies. We selectively assumed personal residential policies from Citizens in nine separate assumption transactions between December 2012 and April 2014, and a substantial portion of our revenue since our inception has come from these policies. We intend to continue assuming policies from Citizens that meet our assumption strategy and underwriting criteria.

In order to assume a policy from Citizens, we must obtain the prior approval of the insurance agent that wrote the policy. With respect to policies written by agents that are affiliated with an insurance company or agency, we must also obtain the approval of the insurance company or agency. Currently, four large national insurance companies or agencies permit us to assume policies from Citizens that have been written by their agents—State Farm, Allstate, Brown & Brown and AAA (formerly the American Automobile Association). In an effort to increase the pool of Citizens policies that we may assume, we are seeking similar advance approvals from other insurance companies and agencies. We currently have advance approvals covering more than 4,500 agents. These agents were responsible for writing more than 93% of the approximately 690,000 personal residential insurance policies held by Citizens as of March 31, 2014.

We market and write voluntary policies through a network of approximately 1,100 independent agents. Of these agents, approximately 46% are affiliated with nine large agency networks with which we have entered into master agency agreements. We recently entered into an agreement with FMS, the in-house, for-profit managing general agency division of the Florida Association of Insurance Agents, which gives us access to several hundred additional agents throughout the state. We intend to pursue additional voluntary business from agents in our existing independent agent network, expand our independent agent network and seek additional opportunities to use insurer-affiliated agents to offer our personal residential policies in Florida. While we had 15,417 voluntary policies (11% of our total policies in force) as of March 31, 2014, during the three months ended March 31, 2014, we wrote an average of 1,870 new voluntary policies per month. The voluntary market is a significant component of our growth strategy.

Strong, Conservative Capital Structure

As of March 31, 2014, we had stockholders’ equity of $110.1 million and pro forma stockholders’ equity, after giving effect to this offering and the Concurrent Private Placement, of $224.6 million. As of March 31, 2014, Heritage P&C had policyholder surplus, as defined by statutory accounting principles, of $67.8 million. We believe that this level of surplus places us among the best capitalized insurance companies focusing primarily on the Florida personal residential insurance market and is significantly in excess of the minimum capital levels required by FLOIR and Demotech for similarly rated in-state insurance companies. In addition, unlike many of our in-state competitors, we have relied almost exclusively upon common equity to provide our capital.

Selective Underwriting and Policy Acquisition Criteria

We believe our proprietary data analytics capabilities and underwriting processes allow us to better select the insurance policies we are willing to assume from the Citizens depopulation program, leading to strong profitability and reduced risk. In addition, we choose to minimize our exposure to or avoid certain types of coverage if we believe there is significant risk of loss, including coverage for sink-hole related losses in high-risk areas. As a result of our efforts, our gross loss ratio was 33.8% and 27.5% for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively.

Unique Claims Servicing Model and Superior Customer Service

We believe that the vertical integration of our claims adjustment and repair services provides us with a competitive advantage. Because we manage both claims adjusting and repair services, we are generally able to begin the adjustment and mitigation process much earlier than our competitors, thus reducing our loss adjustment expenses and ultimate loss payouts. We expect that, in the near future, a significant number of our repair technicians will participate in training and certification programs to become licensed claims adjusters, allowing us to capture additional efficiencies. We also believe our unique model provides a superior level of customer service for our policyholders, enhancing our reputation and increasing the likelihood that our policyholders will renew their policies with us.

Relationships with Highly Rated Reinsurers

We manage our exposure to catastrophic events through, among other things, the purchase of reinsurance. Our relationships with highly rated reinsurers have been developed as a result of our management team’s industry experience and reputation for selective underwriting. Our financial strength, underwriting results and the long-term relationships between our management team and our reinsurance partners help improve the cost-effectiveness of our reinsurance program.

Relationships with Independent Agents and National Underwriters

We have developed relationships with a network of approximately 1,100 independent insurance agents. We believe we have been able to build this network due to our reputation for financial stability, commitment to the Florida market and integrity in the underwriting and claims process. We are also exploring relationships with additional large national insurers and agencies that no longer write substantial personal residential insurance in Florida, which would give us access to their network of Florida agents.

Underwriting

Our underwriters evaluate and select only those risks that they believe will enable us to achieve an underwriting profit. In order to achieve underwriting profitability on a consistent basis, we focus on (1) the suitability of the risk to be assumed or written, (2) the adequacy of the premium with regard to the risk to be assumed or written and (3) the geographic distribution of existing policies within Florida.

All of our underwriting is done internally under the supervision of our Chief Underwriting Officer with input from our Chief Actuary. Our underwriters use our proprietary data analytics capabilities, which include a number of automated processes, to analyze a number of risk evaluation factors, including the age, construction, location and

In connection with the Reorganization Transactions, the following officers and directors and their respective affiliates have irrevocably committed to exercise warrants beneficially owned by them in the amounts set forth below.

Name	Number of Warrants to be Exercised	Number of Shares to be Issued Upon Warrant Exercise(1)
Bruce Lucas	392,700	264,700
Richard Widdicombe	99,450	75,450
Stephen Rohde	30,600	18,600
Kent Linder	89,250	64,250
Ernesto (Ernie) Garateix	20,400	13,400
Paul Neilson	2,550	2,550
Joseph Peiso	20,400	12,400
Panagiotis (Pete) Apostolou	51,000	51,000
Trifon Houvardas	102,000	62,000
James Masiello	76,500	46,500
Nicholas Pappas	10,200	6,200
Joseph Vattamattam	20,400	12,400
Monica Vernon	10,200	6,200
Vijay Walvekar	73,950	44,950

(1)	Reflects the effect of a cashless exercise of certain warrants, assuming a public offering price of $15.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of May 15, 2014 and after giving effect to the Reorganization Transactions and the anticipated beneficial ownership percentages immediately following this offering and the Concurrent Private Placement, by:

•	each person who is known by us to beneficially own more than 5% of our outstanding common stock,

•	each of our directors and named executive officers, and

•	all directors and named executive officers as a group.

Each stockholder’s percentage ownership before the offering is based on 22,530,050 shares outstanding as of May 15, 2014, as adjusted to give effect to the Reorganization Transactions in which 7,685,700 warrants will be exercised for an aggregate of 6,166,700 shares of the Company. Each stockholder’s percentage ownership after the offering is based on 29,196,716 shares of our common stock outstanding immediately after the completion of this offering and the Concurrent Private Placement, assuming no exercise of the underwriters’ option to purchase additional shares. We have granted the underwriters an option to purchase up to 900,000 additional shares of our common stock and the table below assumes no exercise of that option.

This table does not reflect any common stock that directors and officers may purchase in this offering through the directed share program.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on 29,188,716 shares of common stock to be outstanding after the completion of this offering and the Concurrent Private Placement, assuming no exercise of the underwriters’ option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise specified in the footnotes, the address of each beneficial owner listed in the table below is c/o Heritage Insurance Holdings, Inc., 2600 McCormick Drive, Suite 300, Clearwater, Florida 33759.

	Beneficially Owned Before the Offering		Beneficially Owned Following the Offering
Name and Address of Beneficial Owners	Number of Shares	Percent	Number of Shares	Percent
Named Executive Officers and Directors:
Bruce Lucas(1)	1,537,150	6.8%	1,537,150	5.3%
Richard Widdicombe	593,100	2.6%	593,100	2.0%
Kent Linder(2)	620,150	2.8%	620,150	2.1%
Panagiotis (Pete) Apostolou	275,400	1.2%	275,400	*
Trifon Houvardas(3)	541,400	2.4%	541,400	1.9%
James Masiello(4)	270,900	1.2%	270,900	*
Nicholas Pappas(5)	75,050	*	75,050	*
Joseph Vattamattam	78,700	*	78,700	*
Monica Vernon(6)	41,900	*	41,900	*
Vijay Walvekar(7)	577,900	2.7%	577,900	2.0%

All Executive Officers and Directors as a Group (15 persons)(8)	4,834,550	21.5%	4,834,550	16.6%

*	Less than 1.0%

(1)	Includes 540,600 shares held by Mr. Lucas and his wife, Sheba Lucas, as tenants by the entirety, 624,500 shares held by the Bruce Lucas Irrevocable Grantor Retained Annuity Trust of 2014, 24,600 shares held by Ms. Lucas and 318,750 shares held by IIM Holdings, LLC and IIM Holdings II, LLC, entities controlled by Mr. Lucas.
(2)	Includes 460,400 shares held jointly by Mr. Linder and his wife, Veronica Linder, and 24,600 shares held by Ms. Linder.
(3)	Includes 503,150 shares held by K&M Insurance Investors, LLC, an entity controlled by Mr. Houvardas.
(4)	Includes 29,150 shares held by Mr. Masiello’s wife.
(5)	Includes 75,050 shares held jointly by Mr. Pappas and his father.
(6)	Includes 41,900 shares held jointly by Ms. Vernon and her spouse.
(7)	Includes 51,000 shares held by the Vijay S. Walvekar Revocable Living Trust, 255,000 shares held by the Vijay S. Walvekar Dynasty Trust and 174,900 shares held by Mr. Walvekar’s wife.
(8)	Includes shares beneficially owned by our other executive officers, as follows: Stephen Rohde: 107,850 shares; Ernesto (Ernie) Garateix: 54,200 shares; Paul Neilson: 7,650 shares; and Joseph Peiso: 53,200 shares.

Special Meetings of Stockholders; Limitations on Stockholder Action by Written Consent

Our certificate of incorporation provides that special meetings of our stockholders may be called only by our chairman of the board, our chief executive officer, our board of directors or holders of not less than a majority of our issued and outstanding voting stock. Any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent unless the action to be effected and the taking of such action by written consent have been approved in advance by our board of directors.

Amendments; Vote Requirements

Certain provisions of our certificate of incorporation and by-laws provide that the affirmative vote of a majority of the shares entitled to vote on any matter is required for stockholders to amend our certificate of incorporation or by-laws, including those provisions relating to action by written consent and the ability of stockholders to call special meetings.

Authorized but Unissued Shares

The authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors

Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, such notice will be timely only if received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our by-laws also specify requirements as to the form and content of a stockholder’s notice.

NYSE Trading

We have been approved to list our common stock on the NYSE under the symbol “HRTG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (877) 373-6374.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
SunTrust Robinson Humphrey, Inc.
Sandler O’Neill & Partners, L.P.
Dowling & Partners Securities LLC
JMP Securities LLC
Willis Securities, Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representative has advised us that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, certain of our employees and our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

At our request, the underwriters have reserved up to 10% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

We have been approved to list our shares on the NYSE under the symbol “HRTG.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Heritage
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be approximately $3.0 million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $20,000. The underwriters have agreed to reimburse us for certain offering expenses payable by us in an amount of approximately $350,000.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares in the open market or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the Registrant, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

SEC registration fee	$14,220
FINRA filing fee	17,060
NYSE listing fee	125,000
Printing and engraving	250,000
Legal fees and expenses	1,200,000
Accounting fees and expenses	1,200,000
Transfer agent and registrar fees	10,000
Miscellaneous	183,720

Total	$3,000,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, the registrant’s certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant to be effective upon completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the DGCL and certain additional procedural protections. The registrant will also maintain directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2011, we have issued and sold the following securities:

1.	During the period ended December 31, 2012, we issued 5,938,950 shares to certain individuals and members of our management. The shares were sold at a price per share of $3.92 for aggregate consideration of $23.3 million.

2.	During the period ended December 31, 2012, we issued $3.9 million aggregate principal amount of notes to certain investors, including members of our senior management. The notes provided for a 20% fee due upon repayment. We exchanged the notes for 1,014,900 investment units, each comprised of one share and one warrant to purchase one share, with a value of $4.90 per investment unit. The warrants expire on March 31, 2018 and have an exercise price of $5.88 per share.

3.	Between January 2013 and March 2013, we issued 6,675,900 investment units, each comprised of one share and one warrant to purchase one share. The investment units were sold at a price of $4.90 per investment unit for aggregate consideration of $32.7 million. The warrants expire on March 31, 2018 and have an exercise price of $5.88 per share.

4.	Between January 2013 and March 2013, we issued 293,250 shares at a fair value of $3.92 per share to certain members of our senior management. $1.96 per share was paid in cash, and we recognized compensation expense in respect of the remainder.

5.	In December 2013 and March 2014, we issued 15,300 and 17,850 investment units, respectively, to investors at a price of $4.90 per investment unit. The investors had committed to purchase these investment units in the first quarter of 2013, but due to an administrative oversight, the investment units were not issued until December 2013 and March 2014. The price of $4.90 per investment unit is consistent with the issuances during the first quarter of 2013, the time of the investor’s purchase commitment.

6.	In connection with the Reorganization Transactions, warrants to purchase 7,685,700 shares were exercised, including warrants to purchase 3,873,450 shares exercised on a cashless basis, at an exercise price of $5.88 per share.

Other than the transactions listed immediately above, we have not issued and sold any unregistered securities in the three years preceding the filing of this registration statement. No underwriters were in involved in the foregoing issuances of securities.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Other than the transactions listed immediately above, we have not issued and sold any unregistered securities in the three years preceding the filing of this registration statement. No underwriters were in involved in the foregoing issuances of securities.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(3) Exhibits.    The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1**	Form of Certificate of Conversion of Heritage Insurance Holdings, LLC

3.2**	Form of Certificate of Incorporation of Heritage Insurance Holdings, Inc. to become effective prior to the consummation of this offering

3.3**	Form of Bylaws of Heritage Insurance Holdings, Inc. to become effective prior to the consummation of this offering

4.1**	Form of Stock Certificate

4.2**	Form of Warrant

5.1	Opinion of Winston & Strawn LLP

10.1**	Purchase and Sale Agreement, dated February 28, 2013 by and between Heritage Insurance Holdings, LLC and McCormick Drive Holdings, LLC.

10.2**†	Property Catastrophe Excess of Loss Reinsurance Contract, effective June 1, 2013, issued to Heritage Property & Casualty Insurance Company to the Interests and Liabilities Agreements executed by the Subscribing Reinsurers.

Exhibit Number	Description

10.22**	Voluntary Agency Agreement, dated December 16, 2013, between Heritage MGA, LLC and FAIA Member Services Inc.

10.23**	Administrative Services Agreement, dated January 1, 2014, between Florida Association of Insurance Agents, Inc. and Heritage Property & Casualty Insurance Company.

10.24**	Marketing Services Agreement, dated January 1, 2014 between Heritage Property Casualty Insurance Company and FAIA Member Services, Inc.

10.25**	Employment Agreement with Richard Widdicombe, dated as of January 1, 2014.

10.26**	Employment Agreement with Bruce Lucas, dated as of January 1, 2014.

10.27**	Employment Agreement with Kent Linder, dated as of January 1, 2014.

10.28**	Heritage Insurance Holdings, Inc. Omnibus Incentive Plan.

10.29**	Form of Indemnification Agreement.

10.30**	Property Catastrophe Excess of Loss Reinsurance Contract, effective April 17, 2014, by and among Heritage Property & Casualty Insurance Company and Citrus Re Ltd.

10.31**	Property Catastrophe Excess of Loss Reinsurance Contract, effective April 24, 2014, by and among Heritage Property & Casualty Insurance Company and Citrus Re Ltd.

10.32**	Common Stock Purchase Agreement, dated May 9, 2014, by and between Heritage Insurance Holdings, LLC and Ananke Re, Ltd.

21.1**	List of subsidiaries of Heritage Insurance Holdings, LLC.

23.1**	Consent of Grant Thornton LLP.

23.2	Consent of Winston & Strawn LLP (included in Exhibit 5.1).

24.1**	Powers of Attorney (see signature pages).

*	Indicates to be filed by amendment.
**	Previously filed.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment, and this exhibit has been filed separately with the SEC.

(b) Financial Statement Schedules.    All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Clearwater, Florida, on this 22nd day of May, 2014.

HERITAGE INSURANCE HOLDINGS, INC.

By:	/s/ Bruce Lucas

Name:	Bruce Lucas
Title:	Chairman, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Bruce Lucas Bruce Lucas	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	May 22, 2014

* Stephen Rohde	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 22, 2014

* Richard Widdicombe	President and Director	May 22, 2014

* Pete Apostolou	Director	May 22, 2014

* Trifon Houvardas	Director	May 22, 2014

* James Masiello	Director	May 22, 2014

* Nicholas Pappas	Director	May 22, 2014

* Joseph Vattamattam	Director	May 22, 2014

* Monica Vernon	Director	May 22, 2014

* Vijay Walvekar	Director	May 22, 2014

*By:	/s/ Bruce Lucas
Bruce Lucas, as attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement

3.1**	Certificate of Conversion of Heritage Insurance Holdings, LLC

3.2**	Form of Certificate of Incorporation of Heritage Insurance Holdings, Inc. to become effective prior to the consummation of this offering

3.3**	Form of Bylaws of Heritage Insurance Holdings, Inc. to be come effective prior to the consummation of this offering

4.1**	Form of Stock Certificate

4.2**	Form of Warrant

5.1	Form of opinion of Winston & Strawn LLP

10.1**	Purchase and Sale Agreement, dated February 28, 2013 by and between Heritage Insurance Holdings, LLC and McCormick Drive Holdings, LLC.

10.2**†	Property Catastrophe Excess of Loss Reinsurance Contract, effective June 1, 2013, issued to Heritage Property & Casualty Insurance Company to the Interests and Liabilities Agreements executed by the Subscribing Reinsurers.

10.3**†	Catastrophe Excess of Loss and Aggregate Reinsurance Contract, effective June 1, 2013, issued to Heritage Property & Casualty Insurance Company to the Interests and Liabilities Agreements executed by the Subscribing Reinsurers.

10.4**†	Second Aggregate Catastrophic Excess of Loss Reinsurance Contract, effective June 1, 2013, issued to Heritage Property & Casualty Insurance Company to the Interests and Liabilities Agreements executed by the Subscribing Reinsurers.

10.5**†	Second Catastrophe Excess of Loss and Aggregate Reinsurance Contract, effective June 1, 2013, issued to Heritage Property & Casualty Insurance Company to the Interests and Liabilities Agreements executed by the Subscribing Reinsurers.

10.6**†	Underlying Property Catastrophe Excess of Loss Reinsurance Contract, effective June 1, 2013, issued to Heritage Property & Casualty Insurance Company by Osprey Re Ltd.

10.7**†	Property Catastrophe Excess of Loss Reinsurance Contract, effective December 4, 2012, issued to Heritage Property & Casualty Insurance Company to the Interests and Liabilities Agreements executed by the Subscribing Reinsurers.

10.8**	Reinsurance Trust Agreement, dated May 22, 2013, by and among Osprey Re Ltd., Heritage Property & Casualty Insurance Company and Bank of America, N.A.

10.9**	PR-M Non-Bonus Assumption Agreement, dated October 18, 2012, between Heritage Property & Casualty Insurance Company and Citizens Property Insurance Corporation.

10.10**	Assumption Agreement, dated May 22, 2013, between Heritage Property & Casualty Insurance Company and Citizens Property Insurance Corporation.

10.11**	Property Reinsurance Contract, dated May 22, 2013, between Citizens Property Insurance Corporation and Heritage Property & Casualty Insurance Company.

10.12**	Consent Order, dated July 31, 2012, between the Florida Office of Insurance Regulation and Heritage Property & Casualty Insurance Company.

10.13**	Consent Order, dated October 17, 2012, between the Florida Office of Insurance Regulation and Heritage Property & Casualty Insurance Company.

10.14**	Consent Order, dated November 19, 2012, between the Florida Office of Insurance Regulation and Heritage Property & Casualty Insurance Company.

Exhibit Number	Description

10.15**	Consent Order, dated February 7, 2013, between the Florida Office of Insurance Regulation and Heritage Property & Casualty Insurance Company.

10.16**	Consent Order, dated May 17, 2013, between the Florida Office of Insurance Regulation and Heritage Property & Casualty Insurance Company.

10.17**	Consent Order, dated August 23, 2013, between the Florida Office of Insurance Regulation and Heritage Property & Casualty Insurance Company.

10.18**	Consent Order, dated September 27, 2013, between the Florida Office of Insurance Regulation and Heritage Property & Casualty Insurance Company.

10.19**	Consent Order, dated October 25, 2013, between the Florida Office of Insurance Regulation and Heritage Property & Casualty Insurance Company.

10.20**	Consent Order, dated November 22, 2013, between the Florida Office of Insurance Regulation and Heritage Property & Casualty Insurance Company.

10.21**	Consent Order, dated January 7, 2014, between the Florida Office of Insurance Regulation and Heritage Property & Casualty Insurance Company.

10.22**	Voluntary Agency Agreement, dated December 16, 2013, between Heritage MGA, LLC and FAIA Member Services Inc.

10.23**	Administrative Services Agreement, dated January 1, 2014, between Florida Association of Insurance Agents, Inc. and Heritage Property & Casualty Insurance Company.

10.24**	Marketing Services Agreement, dated January 1, 2014 between Heritage Property Casualty Insurance Company and FAIA Member Services, Inc.

10.25**	Employment Agreement with Richard Widdicombe, dated as of January 1, 2014.

10.26**	Employment Agreement with Bruce Lucas, dated as of January 1, 2014.

10.27**	Employment Agreement with Kent Linder, dated as of January 1, 2014.

10.28**	Heritage Insurance Holdings, Inc. Omnibus Incentive Plan.

10.29**	Form of Indemnification Agreement.

10.30**	Property Catastrophe Excess of Loss Reinsurance Contract, effective April 17, 2014, by and among Heritage Property & Casualty Insurance Company and Citrus Re Ltd.

10.31**	Property Catastrophe Excess of Loss Reinsurance Contract, effective April 24, 2014, by and among Heritage Property & Casualty Insurance Company and Citrus Re Ltd.

10.32**	Common Stock Purchase Agreement, dated May 9, 2014, by and between Heritage Insurance Holdings, LLC and Ananke Re, Ltd.

21.1**	List of subsidiaries of Heritage Insurance Holdings, LLC.

23.1**	Consent of Grant Thornton LLP.

23.2	Consent of Winston & Strawn LLP (included in Exhibit 5.1).

24.1**	Powers of Attorney (see signature pages).

*	Indicates to be filed by amendment.
**	Previously filed.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment, and this exhibit has been filed separately with the SEC.